

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Patrick C. Eilers
Chief Executive Officer
Power & Digital Infrastructure Acquisition Corp.
321 North Clark Street, Suite 2440
Chicago, IL 60654

> **Re: Power & Digital Infrastructure Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 19, 2021**
> **File No. 333-258720**

Dear Mr. Eilers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4 filed November 19, 2021

Consolidated Financial Statements of Core Scientific Holding Co. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-83

1. Separately disclose on the face of the consolidated Statements of Operations the cost of tangible goods sold and cost of services pursuant to Rule 5-03.2 of Regulation S-X

Notes to Unaudited Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Fair Value Measurements, page F-87

2. Regarding the portion of the convertible notes transferred from Level 2 to Level 3, please explain why observable market prices for similar securities are no longer available. In

addition, provide a narrative description of the uncertainties from the use of disclosed unobservable inputs and how interrelationships and resultant changes in such inputs can impact fair value measurements. Refer to ASC 820-10-50-2(c)(3) and (g).

4. Notes Payable
Convertible Notes, page F-97

3. As stipulated in a related risk factor on page 36, please disclose, if so, that at maturity, notes not converted will be owed two times the face value of the note plus accrued interest. Make clear whether the accrued interest is based on your expectation of the unconverted portion of such notes. Further disclose how such settlement provision impacts the fair value of the notes.

Exhibits

4. Please refile Exhibits 10.3, 10.5, 10.6 and 10.7 to include a prominent statement on the first page of each exhibits that certain identified information has been excluded from the exhibit because it is both not material and is the type that the company treats as private or confidential. Refer to Regulation S-K Item 601(b)(10)(iv).

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at Edwin Kim, Staff or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Debbie Yee, Esq.